As filed with the U.S. Securities and Exchange Commission on July 19, 2023

Registration No. 333-236612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

BNP Paribas

(Exact name of issuer of deposited securities as specified in its charter)

BNP Paribas

(Translation of issuer's name into English)

France

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

BNP Paribas

787 Seventh Avenue

New York, New York 10019

(212) 841-3000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

 ☒ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one ordinary share of BNP Paribas	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under, and constitutes Post-Effective Amendment No. 2 to Form F-6 Registration Statement No. 333-194406.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 2 to the Third Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)       Statement that BNP Paribas publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.bnpparibas.com/en/home) or through an electronic information delivery system generally available to the public in its primary trading market.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Third Amended and Restated Deposit Agreement dated as of , 2017 among BNP Paribas, JPMorgan Chase Bank, N.A. as depositary (the "Depositary") and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to the Deposit Agreement. Previously filed.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to the Deposit Agreement, including the Form of American Depositary Receipt is filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Not Applicable.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 19, 2023.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BNP Paribas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on
July 19, 2023.

BNP Paribas

By:	/s/ Jean-Laurent Bonnafé
Name:	Jean-Laurent Bonnafé
Title:	Chief Executive Officer

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on July 19, 2023, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Jean Lemierre Jean Lemierre	Chairman of the Board of Directors

/s/ Jean-Laurent Bonnafé Jean-Laurent Bonnafé	Chief Executive Officer and Director

/s/ Jacques Aschenbroich Jacques Aschenbroich	Director

/s/ Juliette Brisac Juliette Brisac	Director

/s/ Pierre-André de Chalendar Pierre-André de Chalendar	Director

/s/ Monique Cohen Monique Cohen	Director

/s/ Hugues Epaillard Hugues Epaillard	Director

/s/ Rajna Gibson-Brandon Rajna Gibson-Brandon	Director

/s/ Marion Guillou Marion Guillou	Director

/s/ Lieve Logghe Lieve Logghe	Director

/s/ Christian Noyer Christian Noyer	Director

/s/ Daniela Schwarzer Daniela Schwarzer	Director

/s/ Michel Tilmant Michel Tilmant	Director

/s/ Sandrine Verrier Sandrine Verrier	Director

/s/ Jane Fields Wicker-Miurin Jane Fields Wicker-Miurin	Director

/s/ Lars Machenil Lars Machenil	Chief Financial Officer and Principal Accounting Officer

/s/ Jean-Yves Fillion Jean-Yves Fillion	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Third Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification